

06003777

A6 3/9/06

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 |
| Estimates average burden |
| Hours per response . . . 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED
FEB 21 2006
WASH. D.C.
203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY1, 2005   AND ENDING   DECEMBER 31, 2005

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    GLOBAL SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    101 EAST 52ND STREET

                                          (No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    JOHN C. PARKER   (212) 317-9797

                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

                             (Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 1 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ JOHN C. PARKER _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ GLOBAL SECURITIES USA, INC.. _____ , as of

_____ January ~~DECEMBER~~ 31, 2005 6 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Malia C. Swieconek
Notary Public, State of New York
01SW6112027
Qualified in New York County
My Commission Expires June 28, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Global Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of Global Securities (USA), Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Securities (USA), Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
January 13, 2006

GLOBAL SECURITIES (USA), INC.

(Wholly owned subsidiary of Global Menkul Degerler A.S.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
  Global Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of Global Securities (USA), Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Global Securities (USA), Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
January 13, 2006

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 564,308
Securities owned, at market value	30,150
Due from clearing broker	462,832
Deferred taxes	147,791
Due from Parent and other related parties	531,387
Furniture, equipment and leasehold improvements	
(Net of accumulated depreciation and amortization of $313,070)	123,136
Other assets	159,269
TOTAL ASSETS	**$ 2,018,873**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 160,401
Deferred rent	35,347
TOTAL LIABILITIES	**195,748**
Stockholder's Equity:	
Common stock ($1 par value; 50,000 shares authorized, 25,000	
issued and outstanding)	25,000
Additional paid-in capital	1,725,000
Retained earnings	73,125
TOTAL STOCKHOLDER'S EQUITY	**1,823,125**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,018,873**

The accompanying notes are an integral part of this financial statement.

GLOBAL SECURITIES (USA), INC.
(wholly owned subsidiary of Global Menkul Degerler A.S.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 -   ORGANIZATION AND BUSINESS

Global Securities (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company engages primarily in brokerage services with respect to Turkish securities and is a wholly owned subsidiary of Global Menkul Degerler A.S. (the "Parent").

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodian functions relating to the securities.

The Company acts as agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent. These trades are settled on a delivery versus payment basis. The Company maintains a k(2)(i) account for customer payments received in advance. The Company's commissions on foreign securities transactions are collected by the Parent and remitted periodically.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

Purchases and Sales of securities and related revenues and expenses are recorded on a trade date basis.

Furniture, equipment and leasehold improvements are recorded at cost (net of accumulated depreciation and amortization). Furniture and equipment are depreciated over their estimated useful lives of five to seven years using the straight-line method. Leasehold improvements are amortized over the life of the lease using the straight-line method.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2005, substantially all of the Company's financial instruments, are carried at fair value or amounts approximating fair value.

NOTE 3 -   REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the alternative net Capital Requirements. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2005, the Company had net capital of $831,393 which exceeded the required net capital by $581,393.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i) and k(2)(ii) of that rule.

NOTE 4. -   LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company had a subordinated loan agreement for equity capital in the amount of $300,000, which became effective, May 28, 2003. The loan, which was to mature on July 15, 2006 was repaid during the year.

NOTE 5 -   CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities with counterparties who are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transaction. These activities may expose the Company to risk of loss in the event that the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

Substantially all of the Company's cash is held at a bank.

NOTE 6 -   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005 the Parent provided market research and technical advice to the Company at no cost. Additionally, the Company received $1,377,536 of commission revenue from the Parent arising from customer trades cleared through the Parent and paid $643,396 to the parent in clearing costs associated with these trades.

NOTE 7 -   INCOME TAXES

The Company records its income taxes on a separate company basis. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Significant components of the provision for income taxes are as follows:

Current	$ 100,853
Deferred	(65,369)
Total	$ 35,484

In addition, the Company has a deferred tax asset of approximately $147,791 relating to the net operating loss carryforwards, which begin to expire in 2013.

NOTE 8 -   LEASE COMMITMENTS

The Company has a lease for office space expiring on June 30, 2012. A security deposit in the amount for $86,830 from the previous lease has been applied to the lease. Minimum annual rental payments on the lease are as follows:

Year ending December 31,

2006	222,960
2007	237,369
2008	237,369
2009	237,369
2010	237,369
Thereafter	377,667
	$ 1,550,103

Rent expenses incurred on the above lease were approximately $227,637 for the year ended December 31, 2005.